NEWS RELEASE 08-01	January 7, 2008

FRONTEER HITS 23 FEET OF NEARLY ONE OUNCE PER TON GOLD AT NEVADA PROPERTY

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that new drilling at its Long Canyon property in Nevada has intersected high-grade gold mineralization.

Diamond drill hole LC063C has hit a significant zone of near-surface mineralization similar to famous Carlin-style gold deposits.

LC063C returned:

  0.88 ounces per ton gold (30.10 grams per tonne) over a true thickness of 23 feet (7.0 metres), within a broader zone that returned 0.39 ounces per ton gold (13.40 grams per tonne) over a true thickness of 75 feet (22.9 metres).

"Long Canyon defines a totally new gold trend in Nevada and ranks as one of the most significant greenfield discoveries made in the state in the last several years," says Fronteer President and CEO Mark O’Dea. “This emerging deposit shows encouraging grade and tonnage potential and remains open for expansion in all directions.” The Nevada Bureau of Mines and Geology and the Nevada Division of Minerals recently selected Fronteer’s Long Canyon property as one of Nevada’s Top 10 exploration projects in a presentation to the Northwest Mining Association.

LC063C is a 65-metre, step-out hole from RC hole LC041 (3.88gpt/15.2 m) and is 150 metres beyond the northeastern limits of a 1,000-metre long, gold soil anomaly (>100ppb), indicating that mineralization not only continues in this direction but has higher grades.

Gold mineralization, which occurs within 35 metres of surface, is sediment hosted, stratabound and strongly oxidized. Mineralization occurs within highly sheared iron-altered calcareous sediments. Core from this bonanza mineralization can be viewed by using the following link: www.fronteergroup.com/i/IR/LongCanyonC63Core0801.jpg.

Also of significance, LC062C -- a second diamond drill hole located 750 metres to the southwest of LC063C and in the heart of the gold soil anomaly – returned:

  0.06 ounces per ton (2.03 grams per tonne) over 27 feet (8.2 metres)

For a map showing the location of LC063C and LC062C, please use the following link: www.fronteergroup.com/i/IR/LongCanyonMap0801.jpg These two holes are part of Long Canyon’s recently completed Phase 2 core drilling program, which was designed to extend and infill mineralization. Assay results from four additional Phase 2 drill holes are pending.

Long Canyon is one of 19 new projects obtained through the recent acquisition of NewWest Gold. Three of these projects - Northumberland, Sandman and Zaca - have NI 43-101 gold resources. Of the remaining 16 projects, nine have drill-indicated gold mineralization. Sandman and Northumberland were also ranked in the top 10 exploration projects by the Nevada Bureau of Mines and Geology and the Nevada Division of Minerals.

A total of 61 RC holes and 6 core holes have been drilled at Long Canyon. For a comprehensive table listing drill results to-date, please use the following link:

www.fronteergroup.com/i/IR/LongCanyonDrillSummary0801.pdf

Long Canyon is under option from AuEx Ventures Inc. ("AuEx") (XAU - TSX). Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility.

Robert Felder, M.Sc. and Certified Professional Geologist, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites calculated using cut-off of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Core was sampled at geologically selected intervals and was assayed by American Assay Laboratories (ISO9002:2002) for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au was re-assayed and completed with a gravimetric finish. QA/QC included the insertion of numerous standards and blanks into the sample stream. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.